SEC FILE NUMBER 000-26749
                                                       CUSIP NUMBER: 636918-30-2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


[X] Form 10-K  [ ] Form 20-F [ ] Form 11-K  [ ] Form 10-Q   [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

         For Period Ended: 6/30/2005


[  ]    Transition Report on Form 10-K
[  ]    Transition Report on Form 20-F
[  ]    Transition Report on Form 11-K
[  ]    Transition Report on Form 10-Q
[  ]    Transition Report on Form N-SAR

         For the Transition Period Ended:_________________


    Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________
___________________________________


PART I - REGISTRANT INFORMATION

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
Full Name of Registrant

_________________________________________
(Former Name if Applicable)

26 HARBOR PARK DRIVE
Address of Principal Executive Office (Street and Number)

PORT WASHINGTON, NEW YORK 11050
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      [        (a) The reason described in reasonable detail in Part III of this
      [   form could not be eliminated without unreasonable effort or expense;
      [
      [        (b) The subject annual  report,  semi-annual  report,  transition
 __   [   report on Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR,
/X/   [   or portion thereof,  will be filed on or before the fifteenth calendar
-- [ day following the prescribed due date; or the subject quarterly report [ or transition report on Form 10-Q or subject distribution report on [ Form 10-D, or portion thereof, will be filed on or before the fifth
      [   calendar day following the prescribed due date; and
      [
      [        (c) The accountant's  statement or other exhibit required by Rule
      [   12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

     National Medical Health Card Systems, Inc. (the "Company") is unable to file its Annual Report on Form 10-K for the year ended June 30, 2005 (the "Form 10-K"), within the prescribed time period without unreasonable effort or expense, because the Company is in the process of furnishing to its auditors, Ernst & Young LLP, additional information requested to enable Ernst & Young LLP to finalize its review of the Form 10-K and complete its audit procedures in order to provide the Company with its audit report and attestation report on management's assessment of the Company's internal control over financial reporting as of June 30, 2005. The Form 10-K, which was due to be filed on September 13, 2005, is expected to be filed prior to or on September 28, 2005. The Company is filing this report for a 15-day extension, from September 13, 2005 to September 28, 2005, for filing its Form 10-K.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

             Jonathan Friedman, Esq.       516               605-6758
          ---------------------------  ------------    ---------------------
                  (Name)               (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
                -------------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 14, 2005                    By: /s/Stuart Fleischer
                                               ----------------------------
                                                   Stuart Fleischer,
                                                   Chief Financial Officer

                                                                       EXHIBIT A

September 14, 2005

Stuart Fleischer
Chief Financial Officer
National Medical Health Card Systems, Inc.
26 Harbor Park Drive
Port Washington, New York 11050

Dear Mr. Fleischer:

     In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of the National Medical Health Card Systems, Inc.'s inability to timely file its annual report on Form 10-K for the year ended June 30, 2005, the factors described in the succeeding paragraph make impossible the submission of our report as of a date which will permit timely filing of your 2005 annual report to the Commission.

     We have not completed our audit procedures on the Company's financial statements and management's assessment of internal control over financial reporting because we are waiting for information requested from management.

     You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.


                                                        Very truly yours,

                                                        /s/Ernst & Young LLP
                                                        Ernst & Young LLP
                                                        Melville, N.Y.